UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission File No. 001-10308

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

AB Car Rental Services, Inc.
Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Avis Budget Group, Inc.
6 Sylvan Way
Parsippany, New Jersey 07054

AB CAR RENTAL SERVICES, INC. RETIREMENT SAVINGS PLAN

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Administrator, Trustee and Participants of the
AB Car Rental Services, Inc. Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of the Plan's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the AB Car Rental Services, Inc. Retirement Savings Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2012 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ CohnReznick LLP
Roseland, New Jersey
June 21, 2013

AB CAR RENTAL SERVICES, INC. RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Participant-directed investments at fair value:
Cash and cash equivalents	$2,083,875	$2,134,063
Mutual funds	78,042,675	70,309,045
Common/collective trusts	59,126,210	57,029,203
Avis Budget Group, Inc. common stock	5,651,963	3,867,261
Total investments	144,904,723	133,339,572

Receivables:
Notes receivable from participants	3,950,298	3,815,021
Participant contributions	131,643	135,286
Employer contributions	86,721	89,507
Interest and dividends	41,297	41,291
Total receivables	4,209,959	4,081,105

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	149,114,682	137,420,677

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(1,380,783)	(1,220,848)

NET ASSETS AVAILABLE FOR BENEFITS	$147,733,899	$136,199,829

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC. RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS TO NET ASSETS:
Net investment income:
Dividends	$2,669,817
Interest	3,083
Net appreciation in fair value of investments	13,132,363
Net investment income	15,805,263

Interest income on notes receivable from participants	164,017

Contributions:
Participants	5,286,151
Employer	3,244,896
Rollovers	19,070
Total contributions	8,550,117

Total additions	24,519,397

DEDUCTIONS FROM NET ASSETS:
Benefits paid to participants	12,874,802
Net transfers of participant account balances to affiliated plans	76,113
Administrative expenses	34,412
Total deductions	12,985,327

NET INCREASE IN ASSETS	11,534,070

NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	136,199,829

END OF YEAR	$147,733,899

The accompanying notes are an integral part of these financial statements.

AB CAR RENTAL SERVICES, INC. RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	DESCRIPTION OF THE PLAN

The following description of the AB Car Rental Services, Inc. Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description or the Plan document, which are available from AB Car Rental Services, Inc. (the “Company”) for a more complete description of the Plan’s provisions. The Company is a wholly-owned subsidiary of Avis Budget Group, Inc. (“ABGI”).

General – The Plan is a defined contribution plan that provides Internal Revenue Code (“IRC”) Section 401(k) employee salary deferral benefits and additional employer contributions for the Company’s eligible employees. The Avis Budget Group, Inc. Employee Benefits Committee is the Plan administrator (“Plan Administrator”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Merrill Lynch Trust Company FSB (the “Trustee”) is the Plan’s trustee.

The following is a summary of certain Plan provisions:

Eligibility – Each employee of the Company, who as of March 31, 2004 was eligible to participate in a qualified defined contribution plan of an ABGI subsidiary, became an eligible participant on the later of (i) April 1, 2004 or (ii) the date such employee ceased participation in such other qualified defined contribution plan. All other employees may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union or non-Level I employee, as defined in the Plan document (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Participant Contributions – Participants may elect to make pre-tax contributions up to 50% of pre-tax annual compensation, up to the statutory maximum of $17,000 for 2012. In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law. Certain eligible participants (age 50 and over) are permitted to contribute an additional $5,500 as a catch up contribution, resulting in a total pre-tax contribution of $22,500 for 2012.

Employer Contributions – Following the completion of one year of employment, the Company makes contributions to the plan equal to 100% of each eligible participant’s pre-tax salary deferrals up to 6% of such participant’s eligible compensation.

Rollovers – All employees, upon commencement of employment, are provided the option of making a rollover contribution into the Plan in accordance with Internal Revenue Service (“IRS”) regulations.

Investments – Participants direct the investment of contributions to various investment options and may reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and include both employee and employer contributions and is limited to one reallocation each day, subject to restrictions imposed by mutual fund companies to curb short term trading. Participants should refer to the Plan document regarding investments in ABGI common stock. Participants should refer to each fund’s prospectus for a more complete description of the risks and restrictions associated with each fund.

Vesting – At any time, participants are 100% vested in their pre-tax and after-tax contributions to the Plan, plus actual earnings thereon. The Company’s matching contributions are fully vested upon 3 years of service without partial vesting prior thereto.

Notes Receivable from Participants – Participants may borrow, in the form of a loan, from their fund accounts up to the lesser of $50,000 or 50% of their vested balance provided the vested balance is at least $2,000. The notes are secured by the participant’s vested account balance and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Note repayments are made through payroll deductions over a period not to exceed 5 years, unless the proceeds of the note are used to purchase the principal residence of the participant, in which case the term is not to exceed 15 years. Notes receivable from participants, which are secured by the borrowing participant’s vested account balance, are valued at the outstanding principal balance plus any accrued and unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2012 or 2011. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Participant Accounts – A separate account is maintained for each participant. Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contributions and Plan earnings, including interest, dividends and net realized and unrealized appreciation in fair value of investments. Each participant’s account is also charged with an allocation of net realized and unrealized depreciation in fair value of investments and certain administrative expenses. Allocations are based on earnings or participant account balances, as defined in the Plan document. The benefit to which a participant is entitled, is the benefit that can be provided from the participant’s vested account.

Payment of Benefits to Participants – Participants are entitled to withdraw certain portions of their vested accounts in accordance with the terms of the Plan and applicable law. Participants are permitted to process in-service withdrawals, in accordance with Plan provisions upon attaining age 59½, or for hardship in certain circumstances, as defined in the Plan document before that age. Distribution of the participant’s account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Forfeited Accounts – Forfeited balances of terminated participants’ non-vested accounts are first used to pay Plan expenses, if any, and then to decrease employer contributions. As of December 31, 2012 and 2011, forfeited account balances amounted to $9,053 and $3,722, respectively. During 2012, $13,323 of forfeited non-vested accounts were used to reduce employer contributions.

Administrative Expenses – Administrative expenses of the Plan may be paid by the Company; otherwise, such expenses are paid by the Plan. Fees for participants’ distributions, withdrawals, loans and similar expenses are paid by the Plan.

Transfers to Affiliated Plans - Net transfers of participant account balances to affiliated plans of the Company totaled $76,113 for the year ended December 31, 2012.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported and related disclosures. Actual results could differ from those estimates.

Risk and Uncertainties – The Plan invests in various securities, including mutual funds, common/collective trusts and Avis Budget Group, Inc. common stock. Investment securities are exposed to various risks, such as interest rate and credit risks and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes would materially affect participant account balances and the amounts reported in the financial statements.

Cash and Cash Equivalents – The Plan considers highly liquid investments with an original maturity of three months or less to be cash equivalents.

Investment Contracts – In accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) topic 962, Plan Accounting - Defined Contribution Pension Plans, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the ASC, the Statements of Net Assets Available for Benefits presents investment contracts at fair value as well as an additional line item showing an adjustment of fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Valuation of Investments and Income Recognition – The Plan’s investments are stated at fair value, which the Plan classifies as follows: (i) Level 1, which refers to securities valued using quoted prices from active markets for identical assets, includes the common stock of publicly traded companies, mutual funds with quoted market prices and common/collective trusts with quoted market prices which operate similar to mutual funds, (ii) Level 2, which refers to securities for which significant other observable market inputs are readily available including common/collective trusts for which quoted market prices are not readily available and (iii) Level 3, which refers to securities valued based on significant unobservable inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Mutual funds are valued at the quoted market price, which represents the net asset value of shares held by the Plan at year-end. Common/collective trusts are valued at the net asset value of the shares held by the Plan at year-end, which is based on the fair value of the underlying assets.

One of the Plan’s current common/collective trust investments is the Wells Fargo Stable Return Fund, which invests in investment contracts issued by highly rated companies. These include Guaranteed Investment Contracts (“GICs”), wrapped portfolios of fixed income investments (“synthetic GICs”) and cash equivalents. Traditional GICs are unsecured, general account obligations of insurance companies or banks and are collateralized by the assets of the insurance company or bank. A security-backed contract consists of a portfolio of securities and a benefit responsive, contract value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration and assures that contract value benefit responsive payments will be made for participant directed withdrawals. Wrap contracts are issued by financially responsible third parties, typically banks, insurance companies, or other financial services institutions and are designed to allow a stable asset fund to maintain a stable contract value and to protect a fund in extreme circumstances. In a typical wrap contract, the wrap issuer agrees to pay a fund the difference between the contract value and the market value of the underlying assets for participant directed redemptions once the market value has been totally exhausted.

Wrap contracts accrue interest using a formula called the “crediting rate.” The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero. The crediting rate on traditional GICs is typically fixed for the life of the investment. The crediting rate on synthetic GICs is typically reset every month or quarter based on the contract value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.

Certain events limit the ability of the Plan to transact at contract value with the insurance companies and financial institution issuers of traditional GICs or synthetic GICs.  Such events include the following: (i) layoffs, (ii) bankruptcy, (iii) plant closings, (iv) plan termination or mergers, (v) early retirement incentive, (vi) employee communications designed to induce participants to transfer from the fund, or (vii) competing fund transfer or violation of equity wash or equivalent rules in place and changes of qualification status of the employer or plan. As of December 31, 2012, the Plan Administrator does not believe that the occurrence of an event that would limit the Wells Fargo Stable Return Fund’s ability to transact at contract value with participants is probable.

The fair value of the underlying debt securities are valued at the last available bid price in over the counter markets or on the basis of values obtained by independent valuation groups. Traditional GICs are valued using a discounted cash flow methodology, synthetic GICs are valued on a monthly basis per the terms of the applicable contract using valuations provided by a pricing service approved by the Trustee, and the fair value of the wrap contracts is determined using a market approach discounting methodology. The investment contracts are valued at fair value of the underlying investments and then adjusted by the issuer to contract value.

Participants may direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals. The fair value recorded in the Plan’s financial statements for such fund was $48,958,539 and $48,142,807 at December 31, 2012 and 2011, respectively. The average yield earned by the Wells Fargo Stable Return Fund calculated based on the change in the net asset value between the beginning and the end of the year was 0.94% and 1.56% for the years ended December 31, 2012 and 2011, respectively. The average yield earned with an adjustment to reflect the actual interest rate credited to participants was 1.95% and 2.33% for the years ended December 31, 2012 and 2011, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date and interest is recorded when earned. The accompanying Statement of Changes in Net Assets Available for Benefits presents net appreciation in fair value of investments, which includes unrealized gains and losses on investments held at December 31, 2012, realized gains and losses on investments sold during the year then ended and management and operating expenses associated with the Plan’s investments in mutual funds and common/collective trusts.

Management fees and operating expenses charged to the Plan for investments in the mutual funds and common/collective trusts are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Benefit Payments – Benefits paid to participants are recorded upon distribution. Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan totaled $129,720 and $94,681 at December 31, 2012 and 2011, respectively.

3.	INVESTMENTS

The following tables present investments at fair value that represent five percent or more of the Plan’s net assets available for benefits as of December 31:

2012
Wells Fargo Stable Return Fund	$48,958,539
PIMCO Total Return Fund	15,291,483
American Growth Fund of America	9,409,934
The Oakmark Equity and Income Fund	8,080,040
Davis NY Venture Fund	7,958,528

2011
Wells Fargo Stable Return Fund	$48,142,807
PIMCO Total Return Fund	14,397,544
American Growth Fund of America	8,499,606
Davis NY Venture Fund	7,988,684
The Oakmark Equity and Income Fund	7,707,655

During 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value, as follows:

2012
Common stock (a)	$2,973,017
Mutual funds	7,557,588
Common/collective trusts	2,601,758
$13,132,363
____________
(a)    Consists of common stock of Avis Budget Group, Inc.

4.	FEDERAL INCOME TAX STATUS

The IRS determined and informed the Company by letter dated February 28, 2012 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2009.

5.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Loans to participants qualify as party-in-interest transactions.

At December 31, 2012 and 2011, the Plan held 285,165 and 360,752 shares, respectively, of Avis Budget Group, Inc., common stock with a cost basis of $1,753,434 and $2,199,447, respectively. During 2012, the Plan did not receive any dividends from ABGI, which is the parent company of the sponsoring employer.

6.	PLAN TERMINATION

Except for as noted in Note 9 – Subsequent Events, the Company has not expressed any intention to modify, suspend, amend or terminate the Plan in whole or in part at any time subject to the provisions of ERISA. If the Plan is terminated, the amounts credited to the employer contribution accounts of all participants become fully vested.

7.	RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31:

		2012	2011
Net assets available for benefits per the financial statements		$147,733,899	$136,199,829
Less:	Amounts allocated to withdrawing participants	(129,720)	(94,681)
Add:	Adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,380,783	1,220,848
Net assets available for benefits per Form 5500		$148,984,962	$137,325,996

The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2012 to Form 5500:

Benefits paid to participants per the financial statements		$12,874,802
Less:	Certain deemed distributions of notes receivable from participants	(203,779)
	Amounts allocated to withdrawing participants at December 31, 2011	(94,681)
Add:	Amounts allocated to withdrawing participants at December 31, 2012	129,720
Benefits paid to participants per Form 5500		$12,706,062

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2012, but not yet paid as of that date.

The following is a reconciliation of changes in net assets available for benefits per the financial statements for the year ended December 31, 2012 to the net income per Form 5500:

Increase in net assets available for benefits per the financial statements		$11,534,070
Less:	Amounts allocated to withdrawing participants at December 31, 2012	(129,720)
	December 31, 2011 adjustment from contract value to fair value for fully benefit-responsive investment contracts	(1,220,848)
Add:	Transfer of assets to the Plan (Reflected in line L- Transfer of assets of Form 5500)	76,113
	December 31, 2012 adjustment from contract value to fair value for fully benefit-responsive investment contracts	1,380,783
Amounts allocated to withdrawing participants at December 31, 2011		94,681
Net income per Form 5500		$11,735,079

8.	FAIR VALUE MEASUREMENTS

The Plan measures certain financial assets and liabilities at fair value. The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. See Note 2-Summary of Significant Accounting Policies for the Plan’s valuation methodology used to measure fair value.

The following is a description of the valuation methodologies used for assets and liabilities measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

•
Avis Budget Group, Inc. common stock – The fair value of Avis Budget Group Inc. common stock is valued at the closing price reported on the active markets on which the security is traded. As such, these assets are classified as Level 1.

•	Mutual funds – Valued at the net asset value (“NAV”) of shares held by the Plan at year end. NAV is derived by the quoted prices of underlying investments and are classified as Level 1.

•
Common/collective trusts - are valued based on the NAV of units held by the Plan at year-end. Although the common/collective trusts are not available in an active market, the NAV of the units are approximated based on the quoted prices of the underlying investments that are traded in an active market. The Company has no unfunded commitments related to any of these investments and there are no Plan initiated redemption restrictions on these investments. There are no redemption restrictions on the participant’s holdings in these investments. These assets are classified as Level 2.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2012:

Asset Class________	Level 1	Level 2	Total
Common stock	$5,651,963	$—	$5,651,963
Mutual funds:
Large-cap growth	13,064,350	—	13,064,350
Large-cap value	6,060,037	—	6,060,037
Large-cap blend	16,038,568	—	16,038,568
Mid-cap growth	2,219,157	—	2,219,157
Mid-cap value	3,770,509	—	3,770,509
Small-cap growth	1,761,481	—	1,761,481
Small-cap blend	6,644,690	—	6,644,690
Foreign large-cap blend	7,045,177	—	7,045,177
Bond funds	18,283,098	—	18,283,098
Real estate	3,155,608	—	3,155,608
Common/collective trusts:
Short-term investments	—	48,958,539	48,958,539
Large-cap blend	—	4,836,305	4,836,305
Foreign large-cap growth	—	2,747,133	2,747,133
Emerging markets	—	2,584,233	2,584,233
Total	$83,694,638	$59,126,210	$142,820,848

The following table sets forth by level, within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2011:

Asset Class________	Level 1	Level 2	Total
Common stock	$3,867,261	$—	$3,867,261
Mutual funds:
Large-cap growth	11,459,537	—	11,459,537
Large-cap value	5,153,207	—	5,153,207
Large-cap blend	15,696,339	—	15,696,339
Mid-cap growth	1,778,807	—	1,778,807
Mid-cap value	3,746,948	—	3,746,948
Small-cap growth	2,930,515	—	2,930,515
Small-cap blend	5,044,221	—	5,044,221
Foreign large-cap blend	5,187,157	—	5,187,157
Bond funds	16,793,060	—	16,793,060
Real estate	2,519,254	—	2,519,254
Common/collective trusts:
Short-term investments	—	48,142,807	48,142,807
Large-cap blend	—	3,952,963	3,952,963
Foreign large-cap growth	—	2,611,098	2,611,098
Emerging markets	—	2,322,335	2,322,335
Total	$74,176,306	$57,029,203	$131,205,509

9.	SUBSEQUENT EVENTS

During January 2013, a resolution was adopted which merged the Plan, its participants and related assets into the Avis Budget Group, Inc. Employee Savings Plan, an ABGI affiliated plan.

******

Plan Number: 001
EIN: 20-0447089

AB CAR RENTAL SERVICES, INC.
RETIREMENT SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2012

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment	Number of Shares, Units or Par Value	Cost ***	Current Value****

* Avis Budget Group, Inc.	Common stock	285,165		$5,651,963
Wells Fargo Stable Return Fund	Common/collective trust	970,381		48,958,539
SSGA S&P 500 Index Fund	Common/collective trust	403,732		4,836,305
Oppenheimer International Growth Trust	Common/collective trust	161,122		2,747,133
Harding Loevner Emerging Markets	Common/collective trust	220,498		2,584,233
The Oakmark Equity and Income Fund	Registered investment fund	283,510		8,080,040
PIMCO Total Return Fund	Registered investment fund	1,360,452		15,291,483
Columbia Mid Capital Value Fund	Registered investment fund	254,420		3,770,509
Prudential Jennison Growth Fund	Registered investment fund	167,634		3,654,416
PIMCO Real Return Fund	Registered investment fund	61,438		753,839
American Growth Fund of America	Registered investment fund	274,342		9,409,934
Harbor Mid Capital Growth Fund	Registered investment fund	237,343		2,219,157
Lord Abbett Bond Debenture Fund	Registered investment fund	276,269		2,237,776
Vanguard Explorer Admiral Fund	Registered investment fund	23,833		1,761,481
DWS RREEF Real Estate Fund	Registered investment fund	148,709		3,155,608
Harbor International Fund	Registered investment fund	113,412		7,045,177
Harbor Small Capital Value Fund	Registered investment fund	297,055		6,644,690
MFS Value Fund	Registered investment fund	239,055		6,060,037
Davis NY Venture Fund	Registered investment fund	226,416		7,958,528
* Various participants**	Notes receivable from participants			3,950,298
Cash and cash equivalents				2,083,875
Total				$148,855,021
____________

*	Represents a permitted party-in-interest.
**	Maturity dates range from December 2012 to March 2027. Interest rates range from 4.25% to 9.25%.
***	Cost information is not required for participant-directed investments.
****	Form 5500 instructions require reporting of Common/collective trusts at fair value on this schedule.

See Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AB Car Rental Services, Inc. Retirement Savings Plan

By:     /s/ Edward P. Linnen
Edward P. Linnen
Chief Human Resources Officer
Avis Budget Group, Inc.

Date: June 21, 2013

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements No. 333-114744 and No. 333-58670 on Form S-8 of our report dated June 21, 2013 relating to the AB Car Rental Services, Inc. Retirement Savings Plan statements of net assets available for benefits as of December 31, 2012 and 2011 and the related statement of changes in net assets available for benefits for the year ended December 31, 2012, which appear in this Annual Report on Form 11-K.

/s/ CohnReznick LLP

Roseland, New Jersey
June 21, 2013